Exhibit 99.1

MDJM Ltd Enters into Framework Agreement with Local Government to Establish National Wide Tourism Platform

TIANJIN, China, April 3, 2019 (GLOBE NEWSWIRE) -- MDJM Ltd (the "Company" or “MDJH”), an emerging, integrated real estate services company in China, announced today that on March 12, 2019, the Company through its wholly owned subsidiary Xishe Xiangli Business Operation Management Ltd., entered into a framework agreement (the "Framework Agreement") with Keyou Qianqi People’s government (the “Government”) to establish a nationwide tourism platform.

As previously disclosed on a press release on February 28, 2019, the Company has participated in thought leadership activities such as government investment promotion, government promotion meetings and rural revitalization industry matchmaking meetings, and assisted in promoting the marketing of MDJH as an integral part of the Xinnong Chuang project to establish a nationwide tourism platform.

Pursuant to the Framework Agreement, the Government agrees to authorize the Company, as the industry-wide integrated operator of Xinnong Chuang, with responsibility for all the nationwide tourism platform related projects in the Keyou Qianqi area including project planning, project designing, operational consulting, brand awareness building, technology planning and programming, marketing, operational custody, tickets and lodging management, and others. The Government agrees to compensate the Company according to projected fee table listed on the Framework Agreement.

Mr. Siping Xu, Chairman and Chief Executive Officer of MDJM Ltd, stated, “We are pleased to sign this framework agreement with the Keyou Qianqi People’s Government in our efforts to promote a nationwide tourism platform. We hope that our efforts can help change the way people experience tourism as we attempt to balance a business philosophy of industrial coprosperity with cultural creation, and ecological construction, to provide a friendly environment for all the stakeholders in society.”

About MDJM Ltd

Headquartered in Tianjin, China, MDJM Ltd (the "Company") is an emerging, integrated real estate services company in China. The Company offers primary real estate agency services to real estate developers including integrated marketing planning, advertising planning and strategy. The Company also provides real estate consulting services and independent training services on an as needed basis. Currently, the Company’s primary market is the Tianjin Autonomous Municipality and since 2014 the Company has expanded its market presence to other cities including Chengdu, Suzhou, and Yangzhou. Through two major development businesses, Xishe and Xishe Xianglin, coupled with existing core business, MDJM promotes the integration of urban and rural lifestyle services. For further information regarding the Company, please visit: http://ir.mdjhchina.com.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements, including but not limited to, the Company's proposed IPO. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs, including the expectation that the IPO will be successfully completed. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact Investor Relations at:

Tina Xiao

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com